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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ROGERS WIRELESS COMMUNICATIONS INC.

(Name of Issuer)

Class B Restricted Voting Shares

(Title of Class of Securities)

775102205

(Cusip Number)

Benjamin F. Stephens
AT&T Wireless Services, Inc.
7277 164th Avenue NE, Building 1
Redmond, WA 98052
(425) 580-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Paul H. Wilson, Jr., Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

(212) 909-6000

April 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775102205

1.	Name of Reporting Person: AT&T Wireless Services, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 27,647,888 Class A Multiple Voting Shares (1) 20,946,284 Class B Restricted Voting Shares (2)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 27,647,888 Class A Multiple Voting Shares (1) 20,946,284 Class B Restricted Voting Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,647,888 Class A Multiple Voting Shares (1) 20,946,284 Class B Restricted Voting Shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.6% of Class A Multiple Voting Shares (1) 40.7% of Class B Restricted Voting Shares (2)

14.	Type of Reporting Person (See Instructions): CO

(1)	Class A Multiple Voting Shares are convertible on a 1-for-1 basis into Class B Restricted Voting Shares

(2)	If all Class A Multiple Voting Shares held by the Reporting Persons are converted into Class B Restricted Voting Shares, the total number of Class B Restricted Voting Shares held by the Reporting Persons will total 48,594,172. This would represent 34.2% of the Class B Restricted Voting Shares assuming all issued and outstanding Class A Multiple Voting Shares are converted and 61.5% of the Class B Restricted Voting Shares if only the Class A Multiple Voting Shares that are held by the Reporting Persons are converted.

CUSIP No. 775102205

1.	Name of Reporting Person: MMM Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 27,647,888 Class A Multiple Voting Shares (1) 20,946,284 Class B Restricted Voting Shares (2)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 27,647,888 Class A Multiple Voting Shares (1) 20,946,284 Class B Restricted Voting Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,647,888 Class A Multiple Voting Shares (1) 20,946,284 Class B Restricted Voting Shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.6% of Class A Multiple Voting Shares (1) 40.7% of Class B Restricted Voting Shares (2)

14.	Type of Reporting Person (See Instructions): CO

(1)	Class A Multiple Voting Shares are convertible on a 1-for-1 basis into Class B Restricted Voting Shares

(2)	If all Class A Multiple Voting Shares held by the Reporting Persons are converted into Class B Restricted Voting Shares, the total number of Class B Restricted Voting Shares held by the Reporting Persons will total 48,594,172. This would represent 34.2% of the Class B Restricted Voting Shares assuming all issued and outstanding Class A Multiple Voting Shares are converted and 61.5% of the Class B Restricted Voting Shares if only the Class A Multiple Voting Shares that are held by the Reporting Persons are converted.

CUSIP No. 775102205

1.	Name of Reporting Person: JVII		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 27,647,888 Class A Multiple Voting Shares (1) 20,946,284 Class B Restricted Voting Shares (2)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 27,647,888 Class A Multiple Voting Shares (1) 20,946,284 Class B Restricted Voting Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,647,888 Class A Multiple Voting Shares (1) 20,946,284 Class B Restricted Voting Shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.6% of Class A Multiple Voting Shares (1) 40.7% of Class B Restricted Voting Shares (2)

14.	Type of Reporting Person (See Instructions): PN

(1)	Class A Multiple Voting Shares are convertible on a 1-for-1 basis into Class B Restricted Voting Shares

(2)	If all Class A Multiple Voting Shares held by the Reporting Persons are converted into Class B Restricted Voting Shares, the total number of Class B Restricted Voting Shares held by the Reporting Persons will total 48,594,172. This would represent 34.2% of the Class B Restricted Voting Shares assuming all issued and outstanding Class A Multiple Voting Shares are converted and 61.5% of the Class B Restricted Voting Shares if only the Class A Multiple Voting Shares that are held by the Reporting Persons are converted.

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D initially filed on August 27, 1999, as amended by Amendment No. 1. filed on July 23, 2001 and Amendment No. 2 filed on August 21, 2001 (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Original Filing.

Item 1. Security and Issuer

     This Amendment No. 3 relates to the Class A Multiple Voting Shares and Class B Restricted Voting Shares of Rogers Wireless Communications Inc. (the “Issuer”).

     The name of the Issuer and the address of its principal executive offices are:

Rogers Wireless Communications Inc.
One Mount Pleasant Road
Toronto, Ontario
Canada
M4Y 2Y5

Item 2. Identity and Background

     Item 2 of the Original Filing is hereby amended and restated in its entirety as follows:

     JVII General Partnership (“JVII”) is a general partnership organized and existing under the laws of the state of Delaware. Its principal business address is 7277 164th Avenue NE, Building 1, Redmond, Washington 98052. The principal business of JVII is to serve as a holding entity for investing in the Issuer. Each of AT&T Wireless Services, Inc. (“AT&T Wireless”) and MMM Holdings, Inc., a wholly owned subsidiary of AT&T Wireless (“MMM Holdings”), owns a 50% interest in JVII.

     AT&T Wireless is a corporation organized and existing under the laws of the state of Delaware and has its principal business address at 7277 164th Avenue NE, Building 1, Redmond, Washington 98052. The principal business of AT&T Wireless is to provide wireless communications services.

     MMM Holdings is a corporation organized and existing under the laws of the state of Delaware and has its principal business address at 7277 164th Avenue NE, Building 1, Redmond, Washington 98052. The principal business of MMM Holdings is to serve as a telecommunications holding company.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information with respect to the directors and executive officers of the Reporting Persons is set forth in Annex A to this Amendment No. 3 and is incorporated herein by reference.

Item 4. Purpose of Transaction

     Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

     The Reporting Persons acquired in 1999 and 2001 the securities to which this Schedule 13D relates as a strategic investment in the business and operations of the Issuer. JVII is a party to a Shareholders Agreement with Rogers Communications Inc. (“Rogers Communications”) and the Issuer and a Registration Rights Agreement with the Issuer. The Shareholders Agreement and the Registration Rights Agreement are described in Item 6 of the Original Filing and are attached to the Original Filing as Exhibits A and C.

     On April 27, 2004, the Board of Directors of AT&T Wireless authorized its executive officers to explore options to monetize the securities to which this Schedule 13D relates. The Reporting Persons may sell all or a portion of such securities by way of private sale, public sale or otherwise, or may retain all or a portion of such securities. In connection with such authorization, on April 27, 2004, AT&T Wireless delivered a letter to Rogers Communications. A copy of the letter is attached as Exhibit A to this Amendment No. 3 and is incorporated herein by reference. Any sales will depend on market, business and economic conditions, factors relating to the Issuer (including the market price of the securities), negotiated terms of a possible sale and other factors that AT&T Wireless may consider relevant. There can be no assurance that the Reporting Persons will dispose of any securities.

     As part of the terms of the Shareholders Agreement, the Reporting Persons are entitled to certain governance rights. These rights are discussed in greater detail in Item 6 of the Original Filing.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Act, 27,647,888 Class A Multiple Voting Shares and 20,946,284 Class B Restricted Voting Shares. The shares owned by the Reporting Persons constitute 30.6% of the Class A Multiple Voting Shares and 40.7% of Class B Restricted Voting Shares computed on the basis of 90,468,259 Class A Multiple Voting Shares and 51,430,178 Class B Restricted Voting Shares issued and outstanding (as set forth in the Issuer’s 2003 Management’s Discussion and Analysis filed with the Securities and Exchange Commission on March 16, 2004). Class A Multiple Voting Shares are convertible on a 1-for-1 basis into Class B Restricted Voting Shares. If all Class A Multiple Voting Shares held by the Reporting Persons are converted into Class B Restricted Voting Shares, the total number of Class B Restricted Voting Shares held by the Reporting Persons will total 48,594,172. This would represent 34.2% of the Class B Restricted Voting Shares assuming all issued and outstanding Class A Multiple Voting Shares are converted and 61.5% of the Class B Restricted Voting Shares if only the Class A Multiple Voting Shares that are held by the Reporting Persons are converted.

     To the Reporting Persons’ knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any Class A Multiple Voting Shares or Class B Restricted Voting Shares.

     (b) The Reporting Persons each have the shared power to vote and dispose of the 27,647,888 Class A Multiple Voting Shares and 20,946,284 Class B Restricted Voting Shares held directly by JVII.

     (c) None.

     (d) None.

     (e) Not applicable.

Item 7. Material to Be Filed as Exhibits

     The following document is filed as an exhibit to this Amendment No. 3:

     Exhibit A: Letter dated April 27, 2004 from AT&T Wireless to Rogers Communications.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2004

AT&T WIRELESS SERVICES, INC.

	By:	/s/ Jordan Roderick

Name: Jordan Roderick Title: President, International

MMM HOLDINGS, INC.

	By:	/s/ Gregory P. Landis

Name: Gregory P. Landis Title: Executive Vice President

JVII GENERAL PARTNERSHIP

By: AT&T Wireless Services, Inc.

	By:	/s/Jordan Roderick

Name: Jordan Roderick Title: President, International

By: MMM Holdings, Inc.

	By:	/s/ Gregory P. Landis

Name: Gregory P. Landis Title: Executive Vice President

ANNEX A

     The following supplements information contained in Item 2 and provides information concerning the name, business address and principal occupation or employment of each present director and executive officer of AT&T Wireless and MMM Holdings. JVII presently has no executive officers or management board members. Unless otherwise stated, the business addresses for each of the directors and executive officers of AT&T Wireless and MMM Holdings is 7277 164th Avenue NE, Building 1, Redmond, Washington 98052.

     During the past five years, none of these directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person listed below is a citizen of the United States of America, except Nobuharu Ono, who is a citizen of Japan.

AT&T WIRELESS DIRECTORS

Number of Shares
Name	Principal Occupation and Business Address	Beneficially Owned
John D. Zeglis	Chairman of the Board, Chief Executive Officer and President, AT&T Wireless	None

Walter Y. Elisha	Retired	None

Donald V. Fites	Retired	None

Ralph S. Larsen	Retired	None

John W. Madigan	Retired	None

Dr. Koichi Nishimura	Retired	None

Nobuharu Ono	Chief Executive Officer, President and Director, NTT DoCoMo USA, Inc.	None

A. Barry Rand	Chairman of the Board and Chief Executive Officer, Equitant	None

Carolyn M. Ticknor	Retired	None

MMM HOLDINGS DIRECTORS

Number of Shares
Name	Principal Occupation and Business Address	Beneficially Owned
Stephen C. Ferguson	Vice President, Tax, AT&T Wireless Services	None

Gregory P. Landis	Senior Vice President, General Counsel and Corporate Secretary, AT&T Wireless Services	None

Timothy L.	Vice President, Controller,
McLaughlin	AT&T Wireless Services	None

AT&T WIRELESS AND MMM HOLDINGS EXECUTIVE OFFICERS

Number of Shares
Name	Principal Occupation and Business Address	Beneficially Owned
Adele Ambrose	Executive Vice President, Public Relations and Investor Communications	None

Lewis M. Chakrin	Executive Vice President, Corporate Strategy and Business Development	None

Andre Dahan	President, Mobile Multimedia Services.	None

Michael G. Keith	President, Mobility Operations	None

Gregory P. Landis	General Counsel and Executive Vice President	None

D. Jane Marvin	Executive Vice President, Human Resources	None

Joseph McCabe, Jr.	Chief Financial Officer and Executive Vice President	None

Roderick D. Nelson	Chief Technology Officer and Executive Vice President	None

Jordan M. Roderick	President, International	None

Brian Shay	Executive Vice President, Sales	None

G. Michael Sievert	Executive Vice President and Chief Marketing Officer	None

Number of Shares
Name	Principal Occupation and Business Address	Beneficially Owned
Gregory L. Slemons	Executive Vice President, Wireless Network Services	None

John D. Zeglis	Chairman of the Board, Chief Executive Officer and President	None

Exhibit A

Robert Stokes Senior Vice President	AT&T Wireless 16661 NE 72nd Way Redmond, WA 98052

April 27, 2004

PRIVATE & CONFIDENTIAL

Rogers Communications Inc.
333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Attention: Edward S. Rogers, President and Chief Executive Officer

Dear Sirs:

     We are sending this letter to confirm that JVII General Partnership (JVII) has determined to explore options to monetize JVII’s entire stake in Rogers Wireless Communications Inc. As you know, JVII’s current position consists of 27,647,888 Class A Shares and 20,946,284 Class B Shares. We are prepared to devote, on an exclusive basis, the next 21 days from the date of this letter to see if we can reach an agreement on a private sale to Rogers Communications Inc.

     We have briefed our investment bankers and lawyers and are prepared to commence negotiations immediately. As you know, we will amend our Schedule 13D filing to reflect our current intentions with respect to JVII’s RWCI stake. For your information, attached is a copy of the amendment that we are filing tomorrow.

Very truly yours,

AT&T WIRELESS SERVICES, INC.

By:	/s/ Robert Stokes

Name: Robert Stokes
Title: Senior Vice President

cc:	Alan D. Horn, CFO, Rogers Communications Inc. David Miller, General Counsel, Rogers Communications Inc. James E. A. Turner, Torys LLP